SEC FILE NUMBER 001-33278
CUSIP NUMBER 05366Y201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: June 28, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AVIAT NETWORKS, INC.
Full Name of Registrant

Former Name if Applicable

200 Parker Dr., Suite C100A
Address of Principal Executive Office (Street and Number)

Austin, Texas 78728
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aviat Networks, Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended June 28, 2024 (the “Form 10-K”) by the prescribed filing due date because the Company requires additional time to finalize its assessment of internal control over financial reporting and to complete certain closing processes and procedures. The Company is working diligently and expects to file the Form 10-K on or before the expiration of the fifteen calendar day extension period.

Management has identified certain material weaknesses in its preliminary assessment of internal control over financial reporting for the fiscal year ended June 28, 2024. The Company has initiated and will continue to implement measures designed to improve its internal control over financial reporting to remediate these material weaknesses with oversight from the Audit Committee of the Board of Directors and assistance from its external advisors.

In connection with the preparation of the Company’s annual financial statements for the fiscal year ended June 28, 2024, the Company identified certain errors impacting previously reported financial information for the fiscal years 2024 and 2023. While the Company currently believes the effects are not material to the previously issued consolidated financial statements for any of its prior reporting periods, it continues to evaluate to determine whether revision or restatement of prior periods is required.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Connaway	(408) 941-7100
(Name)	(Area Code) (Telephone)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☒ Yes	☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In November 2023, the Company completed the acquisition of NEC Corporation’s (“NEC”) wireless transport business (the “NEC Transaction”). The Company’s results of operations for its fiscal year ended June 28, 2024 include significant changes from the corresponding period for the fiscal year ended June 30, 2023 primarily due to the impact of the NEC Transaction. The Company estimates the following results for the fiscal year ended June 28, 2024:

•Revenues
◦The Company estimates revenues for the year ended June 28, 2024 between $400 million and $409 million, compared to revenues of $347 million reported in the prior year ended June 30, 2023.
•Operating income
◦The Company estimates operating income for the year ended June 28, 2024 between $15 million and $20 million, compared to operating income of $26 million reported in the prior year ended June 30, 2023.
•Net income
◦The Company estimates net income for the year ended June 28, 2024 between $8 million and $11 million, compared to net income of $12 million reported in the prior year ended June 30, 2023.
•Cash and cash equivalents
◦The Company estimates cash and cash equivalents for the year ended June 28, 2024 of approximately $65 million compared to cash and cash equivalents of $22 million reported in the prior year ended June 30, 2023.
•Debt
◦The Company estimates total outstanding debt for the year ended June 28, 2024 of approximately $48 million. The Company had no debt outstanding in the prior year ended June 30, 2023.
These figures are preliminary, unaudited and subject to change pending the filing of the 2024 Form 10-K.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the potential revision or restatement of certain historical financial statements, the material weaknesses in the Company’s internal control over financial reporting as of June 28, 2024, and the Company’s expectations regarding the timing of the filing of the Form 10-K. These forward-looking statements are based on management’s current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures; the potential for additional material weaknesses in the Company’s internal controls over financial reporting or other potential control deficiencies of which the Company is not currently aware or which have not been detected; the risk that the completion and filing of the Form 10-K will take longer than expected; additional information that may arise during the finalization of the Form 10-K; and the risks discussed in detail in “Item 1A. Risk Factors” of the Company’s most recent Annual Report on Form 10-K, as updated by its other filings with the SEC. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

AVIAT NETWORKS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2024	By: /s/ Michael Connaway
Michael Connaway
Senior Vice President and Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).